www.convio.com

512.652.2600 main
512.652.2699 fax

11501 Domain Drive I Suite 200
Austin, Texas 78758

August 26, 2011

FILED VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:     Kathleen Collins, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant

Re:     Convio, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 11, 2011
Forms 8-K Filed on February 3, 2011 and August 4, 2011
File No. 001-34707

Ladies and Gentlemen:

Convio, Inc. (the “Company”) is providing this letter in response to the comment letter dated August 19, 2011 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 31, 2011, Form 10-Q for the Fiscal Quarter Ended June 30, 2011 filed August 11, 2011, and Forms 8-K filed February 3, 2011 and August 4, 2011 (File No. 001-34707) by Convio, Inc. (the “Company”). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Selected Financial Data, page 45

1.
We note your disclosure of Adjusted EBITDA for the years 2006 through 2010. However, we also note that you only provide reconciliations for the years 2008 through 2010 on page 57. In future filings please ensure that you provide the required disclosures, including reconciliations, for all periods presented. See Item 10(e)(1)(i) of Regulation S-K.

Response: The Company confirms that it will provide the required disclosures, including reconciliations, for all periods presented in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

2.
Please tell us more about the services provided in your multiple element arrangements that include subscription services. Please describe the nature of the services provided and tell us how you determined that these services have standalone value. See ASC 605-25-25-5.

Response: The Company respectfully advises the Staff that the Company provides, in addition to subscriptions for the Company's applications, professional and consulting services designed to assist clients with the deployment, design, and configuration of the Company's applications as well as other consulting services such as strategic planning, campaign management, data analytics, predictive modeling and other database marketing services. The Company believes that its professional and consulting services designed to assist clients with the deployment, design and configuration of the Company's applications have standalone value because the Company regularly provides subscriptions, and subscription renewals, to its applications without a services element when clients either handle these functions internally or contract directly with separate, third-party vendors to procure these services. The Company believes that its strategic consulting services have standalone value because the Company regularly sells and delivers these services to clients, separate and apart from the subscription of the Company's applications. Additionally, third party vendors routinely provide similar strategic consulting services to the Company's clients.

The Company also informs the Staff that the Company intends to disclose in more detail in future filings the nature of the services the Company provides in its multiple element arrangements and how the Company determines that these services have standalone value. For example, the Company would include in future periodic reports disclosure in “Note 2. Summary of Significant Accounting Policies - Revenue Recognition” substantially similar to the following (italicized portions represent additional language from prior descriptions):

“As a result of adopting ASU 2009-13, the Company evaluates each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and the delivery of the undelivered element is probable and within our control. In most instances, sales arrangements with multiple elements are comprised of subscription services fees for access to the Company's application services and professional or consulting services to assist clients with deployment, design, configuration and other strategic consulting services such as strategic planning, campaign management, data analytics, predictive modeling and other database marketing services. Professional or consulting services designed to assist clients with the deployment, design and configuration of the Company's applications have standalone value because the Company regularly provides subscriptions, and subscription renewals, to its applications without a services element when clients either handle these functions internally or contract directly with separate, third-party vendors to procure these services. Strategic consulting services have standalone value because the Company regularly sells and delivers these services to clients separate and apart from the subscription of the Company's applications. Additionally, third party vendors routinely provide similar strategic consulting services to the Company's clients.

In accordance with ASU 2009-13, the Company allocates revenue to each element in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on VSOE of selling price, if available, TPE of selling price, if VSOE is not available, or BESP, if neither VSOE nor TPE is available. The Company has been unable to establish VSOE or TPE for the elements included in its multiple-element sales arrangements. Therefore, the Company has established the BESP for each element primarily by considering the average price of actual sales of services sold on a standalone basis, renewal pricing of subscription services, the number of modules purchased or renewed and the expected usage by the client over their subscription term, as well as other factors, including but not limited to market factors, management's pricing practices and growth strategies. Revenue allocated to the subscription is recognized over the subscription term and revenue allocated to services is recognized as the services are delivered.”

Forms 8-K Filed on February 3, 2011 and August 4, 2011

3.
We note the bulleted disclosures on page 1 of your earnings releases where you have presented non-GAAP measures before or exclusive of your GAAP measures. Please consider revising future filings in order to give the GAAP measures more prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company confirms that it will give more prominence in future filings to GAAP measures.
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact M. Scott Kerr, Convio's Vice President, General Counsel at 512-807-3754 or skerr@convio.com.

Very Truly Yours,

Convio, Inc.

/s/ JAMES R. OFFERDAHL
James R. Offerdahl
Chief Financial Officer and Vice President of Administration (Principal Financial and Accounting Officer)

cc:    Gene Austin, Convio, Inc.
John J. Gilluly III, DLA Piper LLP (US)